EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report relating to the consolidated financial statements of Saxon Capital, Inc. (the “Company”) dated March 31, 2006 (August 3, 2006 as to Note 26) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the 2004 and 2003 consolidated financial statements) and our report on internal control over financial reporting dated March 31, 2006 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

McLean, Virginia

August 3, 2006